UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIONTECH SE

(Name of Issuer)

Ordinary Shares, no par value per share (€1.00 nominal amount)

(including Ordinary Shares represented by American Depositary Shares)

(Title of Class of Securities)

09075V102**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNTX.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09075V102

1		NAME OF REPORTING PERSONS MIG Verwaltungs AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 700,845
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 700,845
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,845
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
12		TYPE OF REPORTING PERSON (See Instructions) FI

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SCHEDULE 13G

CUSIP No. 09075V102

1		NAME OF REPORTING PERSONS MIG GmbH & Co. Fonds 7 KG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 700,845
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 700,845
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,845
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
12		TYPE OF REPORTING PERSON (See Instructions) PN

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SCHEDULE 13G

CUSIP No. 09075V102

1		NAME OF REPORTING PERSONS MIG GmbH & Co. Fonds 8 KG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 700,845
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 700,845
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,845
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
12		TYPE OF REPORTING PERSON (See Instructions) PN

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SCHEDULE 13G

CUSIP No. 09075V102

1		NAME OF REPORTING PERSONS MIG GmbH & Co. Fonds 9 KG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 700,845
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 700,845
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,845
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
12		TYPE OF REPORTING PERSON (See Instructions) PN

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Item 1(a)	Name of Issuer.

The name of the issuer is BioNTech SE (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive office is located at An der Goldgrube 12, D-55131 Mainz, Germany.

Item 2(a)	Name of Person Filing.

This Schedule 13G is being jointly filed by MIG Verwaltungs AG, MIG GmbH & Co. Fonds 7 KG, MIG GmbH & Co. Fonds 8 KG and MIG GmbH & Co. Fonds 9 KG, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”. MIG Verwaltungs AG manages certain investment funds, including MIG GmbH & Co. Fonds 7 KG, MIG GmbH & Co. Fonds 8 KG and MIG GmbH & Co. Fonds 9 KG.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2020, a copy of which is incorporated by reference herein to Exhibit on the Schedule 13G filed on February 14, 2020, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is Ismaninger Straße 102 D-81675 Munich, Germany.

Item 2(c)	Citizenship.

MIG Verwaltungs AG is a German stock corporation. Each of MIG GmbH & Co. Fonds 7 KG, MIG GmbH & Co. Fonds 8 KG and MIG GmbH & Co. Fonds 9 KG are German resident limited partnerships (Kommanditgesellschaft).

Item 2(d)	Title of Class of Securities.

Ordinary Shares, no par value per share (€1.00 nominal amount)

Item 2(e)	CUSIP No.

09075V102 (This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNTX.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.)

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

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Item 4	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages

(b)	Percent of class: See the responses to Item 11 on the attached cover pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: See the responses to Item 6 on the attached cover pages

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: See the responses to Item 8 on the attached cover pages

MIG Verwaltungs AG maintains investment and voting power with respect to the Ordinary Shares held by the funds it manages.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

See responses to Item 2(a) and Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See responses to Item 2(a) and Item 4.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not Applicable.
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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	MIG Verwaltungs AG

	By:	/s/ Michael Motschmann /s/ Kristian Schmidt-Garve
Name: Michael Motschmann, Kristian Schmidt-Garve
Title: Authorized Signatories

Date: February 16, 2021	MIG GMBH & CO. FONDS 7 KG

	By:	/s/ Michael Motschmann /s/ Kristian Schmidt-Garve
Name: Michael Motschmann, Kristian Schmidt-Garve
Title: Authorized Signatories

Date: February 16, 2021	MIG GMBH & CO. FONDS 8 KG

	By:	/s/ Michael Motschmann /s/ Kristian Schmidt-Garve
Name: Michael Motschmann, Kristian Schmidt-Garve
Title: Authorized Signatories

Date: February 16, 2021	MIG GMBH & CO. FONDS 9 KG

	By:	/s/ Michael Motschmann /s/ Kristian Schmidt-Garve
Name: Michael Motschmann, Kristian Schmidt-Garve
Title: Authorized Signatories
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